SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              SCHEDULE 13D/A
                     (AMENDMENT NO. 1 TO SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934


                         TRANS WORLD GAMING CORP.
---------------------------------------------------------------------------
                             (Name of Issuer)

            Shares of Common Stock, par value $0.001 per share
---------------------------------------------------------------------------
                      (Title of Class of Securities)

                                0008933751
---------------------------------------------------------------------------
                              (CUSIP NUMBER)

                             TIMOTHY G. EWING
                           VALUE PARTNERS, LTD.
                           c/o Ewing & Partners
                              Suite 4660 West
                             2200 Ross Avenue
                         Dallas, Texas 75201-2790
                         Tel. No.: (214) 999-1900
---------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                              Ford Lacy, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                              March 31, 1998
---------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



CUSIP No. 0008933751               13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Value Partners, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF      7    SOLE VOTING POWER           6,260,257
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      6,260,257
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,260,257

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                      [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     67.3%

14   TYPE OF REPORTING PERSON*

     PN




     *SEE INSTRUCTIONS BEFORE FILLING OUT



                AMENDMENT NO. 1 TO SCHEDULE 13D

          This Amendment No. 1 to Schedule 13D is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("Value Partners") as an amendment to the initial statement on Schedule 13D, relating to shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Trans World Gaming Corp. (the "Issuer"), as filed with the Securities and Exchange Commission on July 11, 1996 (the "Initial Schedule 13D"). The Initial Schedule 13D is hereby amended and supplemented as follows:

ITEM 2.   IDENTITY AND BACKGROUND

     Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety to read:

          (a)-(c) This Statement is filed by Value Partners, Ltd., a Texas limited partnership ("Value Partners"). Ewing & Partners, a Texas general partnership (formerly known as Fisher Ewing Partners) ("Ewing & Partners"), is the general partner of Value Partners. Timothy G. Ewing and Ewing Asset Management, Inc., a Texas limited liability company ("EAM"), are the general partners of Ewing & Partners, and Mr. Ewing is the managing general partner of Ewing & Partners. EAM is controlled by Mr. Ewing. The principal place of business for Mr. Ewing, EAM and Value Partners is Suite 4660 West, 2200 Ross Avenue, Dallas, Texas 75201.

          The present principal occupation or employment of Mr. Ewing is managing general partner of Ewing & Partners. The principal business of EAM is acting as a general partner of Ewing & Partners. The principal business of Ewing & Partners is the management of Value Partners. The principal business of Value Partners is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities.

          (d) None of Value Partners, Ewing & Partners, EAM or Mr. Ewing, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of Value Partners, Ewing & Partners, EAM or Mr. Ewing has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Ewing is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     Item 3 of the Initial Schedule 13D is hereby amended by adding the following paragraphs:

     On December 19, 1997, Value Partners and the Issuer executed that certain First Amended Loan Agreement, dated as of December 19, 1997 (the "Amended Loan Agreement"), amending that certain Loan Agreement dated October 27, 1997. Pursuant to the Amended Loan Agreement, Value Partners agreed to loan the Issuer from time to time up to $4,125,000 upon the terms set forth therein. Also pursuant to the Amended Loan Agreement, the Issuer agreed to issue Value Partners a common stock purchase warrant to purchase
 .1714 shares of Common Stock for each dollar loaned or advanced from time to time under the Amended Loan Agreement. Value Partners has made several advances to the Issuer under the Amended Loan Agreement. The funds for such advances came from the working capital of Value Partners. In connection with such advances and for no additional consideration, Value Partners received 220,760 common stock purchase warrants of the Issuer that in the aggregate give Value Partners the right to purchase 220,760 shares of common stock. Each of such warrants is exercisable for a period of ten (10) years and may be exercised at any time prior to March 31, 2008. As Value Partners makes future advances to the Issuer pursuant to the Amended Loan Agreement, Value Partners will acquire additional Common Stock purchase warrants as noted above.

     On March 23, 1998, Value Partners advanced to the Issuer $250,000 pursuant to that certain Lender's Waiver and Option Agreement (the "Option Agreement"), dated March 20, 1998, by and between Value Partners and the Issuer. The funds for such advance came from the working capital of Value Partners. In connection with the Option Agreement and for no additional consideration, Value Partners received 104,225 common stock purchase warrants of the Issuer that in the aggregate give Value Partners the right to purchase 104,225 shares of Common Stock. Each of such warrants is exercisable for a period of ten (10) years and may be exercised at any time prior to March 31, 2008 at an exercise price of $0.01 per share.

     On March 31, 1998, Value Partners restructured the $3,000,000 12% Secured Convertible Senior Bonds of the Issuer due June 30, 1999 to $3,000,000 12% Secured Senior Bonds of the Issuer due December 31, 2005. Pursuant to such restructuring, (i) all conversion rights relating to the $3,000,000 12% Secured Convertible Senior Bonds of the Issuer due June 30, 1999 were eliminated and (ii) the Issuer issued 2,000,000 common stock purchase warrants to Value Partners for no additional consideration, which in the aggregate gives Value Partners the right to purchase 2,000,000 shares of Common Stock. Each of such warrants is exercisable for a period of seven (7) years and may be exercised at any time prior to December 31, 2005 at an exercise price of $1.50 per share.

     On March 31, 1998, Value Partners purchased $8,000,000 of 12% Senior Secured Notes of the Issuer due March 17, 2005 (the "Notes"). The funds for the purchase of the Notes came from the working capital of Value Partners. The Notes were issued by the Issuer pursuant to that certain Indenture, dated as of March 31, 1998, among the Issuer, TWG International U.S. Corporation, TWG Finance Corporation. and U.S. Trust Company of Texas, N.A., as Trustee, pursuant to which the Issuer issued $17,000,000 12% Senior Secured Notes due March 17, 2005. In connection with the purchase of the Notes and for no additional consideration, Value Partners received 3,335,272 common stock purchase warrants of the Issuer that in the aggregate give Value Partners the right to purchase 3,335,272 shares of Common Stock. Each of such warrants is exercisable for a period of ten (10) years and may be exercised at any time prior to March 31, 2008 at an exercise price of $0.01 per share.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Initial Schedule 13D is hereby amended by amending and restating paragraphs (a) and (c) in their entirety to read as follows:

          (a) For purposes of Rule 13d-3, as of the date hereof, Value Partners may be deemed to be the beneficial owner of 6,260,257 shares of Common Stock (the "Resulting Shares"). The Resulting Shares represent approximately 67.3% of the Issuer's outstanding Common Stock as calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

          According to the Issuer's annual report on Form 10-KSB dated March 30, 1998, a total of 3,044,286 shares of Common Stock were issued and outstanding as of such date.

          (c) The transactions in the Issuer's securities by Value Partners during the period of October 28, 1997 to March 31, 1998 are listed on Annex A attached hereto and made apart hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 of the Initial Schedule 13D is hereby amended by adding the following:

          Value Partners, Ewing & Partners and Mr. Ewing have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any person with respect to any securities of the Issuer other than those described below:

          (a) First Amended Loan Agreement, dated as of December 19, 1997, by and between Value Partners and the Issuer;
          (b) Lender's Waiver and Option Agreement, dated March 20, 1998, between Value Partners and the Issuer;
          (c) First Amended Indenture, dated as of March 31, 1998, between the Issuer, Trans World Gaming of Louisiana, Inc. and U.S. Trust Company of Texas, N.A., as Trustee; and
          (d) Indenture, dated as of March 31, 1998, by and among the Issuer, TWG International U.S. Corporation, TWG Finance Corp. and U.S. Trust Company of Texas, N.A., as Trustee.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

          Item 7 of the Initial Schedule 13D is hereby amended by adding the following:

          The following are filed as exhibits to this Amendment No. 1 to
Schedule 13D:

          (a) First Amended Loan Agreement, dated as of December 19, 1997, by and between Value Partners and the Issuer;
          (b) Lender's Waiver and Option Agreement, dated March 20, 1998, between Value Partners and the Issuer;
          (c) First Amended Indenture, dated as of March 31, 1998, between the Issuer, Trans World Gaming of Louisiana, Inc. and U.S. Trust Company of Texas, N.A., as Trustee; and
          (d) Indenture, dated as of March 31, 1998, by and among the Issuer, TWG International U.S. Corporation, TWG Finance Corp. and U.S. Trust Company of Texas, N.A., as Trustee.


                            ANNEX A



 Transaction    Buy/                                  Quantity   Dollar
     Date       Sell            Security              (shares)    Amount
 -----------    ----            --------             ---------   -------
   10/28/97     Buy       IBET Bridge Warrant
                            Exp. 03/31/2008             73,356     ---
   12/22/97     Buy       IBET Bridge Warrant
                            Exp. 03/31/2008             57,419     ---
   01/15/98     Buy       IBET Bridge Warrant
                            Exp. 03/31/2008             89,985     ---
   03/23/98     Buy          IBET Warrants
                            Exp. 03/31/2008            104,225     ---
   03/31/98     N/A     Restructuring of Trans
                         World Gaming 12% Note
                       due 06/30/1999; conversion
                           rights eliminated         (600,000)     ---
   03/31/98     Buy          IBET Warrants
                            Exp. 12/31/2005          2,000,000     ---
   03/31/98     Buy          IBET Warrants
                            Exp. 03/31/2008          3,335,272     ---
                                                     ---------
                                                     5,060,257
                                                     =========


                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 14, 1998



                              VALUE PARTNERS, LTD.

                                 By:    Ewing & Partners
                                    as General Partner



                                 By: /S/TIMOTHY G. EWING
                                    -------------------------------
                                    Timothy G. Ewing
                                    General Partner